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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             OMB APPROVAL
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                            OMB Number:  33235-0145
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                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No.   5  )*
                                          -----


                           Seattle FilmWorks, Inc.**
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  81257210**
- --------------------------------------------------------------------------------
                                (CUSIP Number)



Gary Christophersen, 1260 16th Avenue West, Seattle, WA  98119 (206) 281-1390
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 July 3, 1996
                 --------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing Person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Formerly American Passage Marketing Corporation, CUSIP #02882810 (Name Change in February, 1989)
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                                      SCHEDULE 13D


CUSIP No.    81257210                                         Page  2 of 6 pages
          --------------


- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sam Rubinstein
                SS ####-##-####
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                             (b)
- --------------------------------------------------------------------------------
3       SEC USE ONLY
- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
                PF
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO IT EMS 2(d) OR 2(e)
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
- --------------------------------------------------------------------------------

     Number of shares         7  SOLE VOTING POWER   332,457 (includes 108,000
 beneficially owned by           shares of Common Stock subject to purchase by
 each reporting person with      Mr. Rubinstein under options currently
                                 exercisable and exercisable within 60 days)
                              --------------------------------------------------
                              8  SHARED VOTING POWER
                                 -0-
                              --------------------------------------------------
                              9  SOLE DISPOSITIVE POWER   332,457 (includes
                                 108,000 shares of Common Stock subject to
                                 purchase by Mr. Rubinstein under options
                                 currently exercisable and exercisable within
                                 60 days)
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                 -0-
- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   332,457
        (includes 108,000 shares of Common Stock subject to purchase by Mr. Rubinstein under options currently exercisable and exercisable within 60 days)
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
         IN
================================================================================


                     SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                      SCHEDULE 13D
                                      ------------

     Note: Share amounts given in this report are adjusted, where appropriate, to reflect the 2-for-1 stock split of the Issuer's Common Stock, effective March 16, 1994, the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1995 and the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1996.

                                      AMENDMENT #5
                                      ------------

          This Amendment #5, to the Schedule 13D shows that Sam Rubinstein's beneficial ownership of common stock (the "Common Stock") of Seattle FilmWorks, Inc. (the "Issuer") has decreased from 17.8% at February 27, 1996 to 3.0% on July 3, 1996. The change in Mr. Rubinstein's beneficial ownership reflects the fact that on May 29, 1996, Mr. Rubinstein gifted 322,500 shares to the Gladys and Sam Rubinstein Foundation and on July 3, 1996, Mr. Rubinstein sold 1,260,000 shares on the open market through a firmly underwritten public offering.

     Item 1.  Security and Issuer.

          No change.

     Item 2.  Identity and Background.

          No change.

     Item 3.  Source and Amount of Funds or Other Consideration.

          On May 29, 1996 Mr. Rubinstein gifted 322,500 shares to the Gladys and Sam Rubinstein Foundation. He received no consideration for such gift.

          On July 3, 1996, Mr. Rubinstein sold 1,260,000 shares on the open market through a firmly underwritten public offering with total proceeds to him of $18,950,400 (before deducting expenses).

          By the terms of the Plan, non-employee directors are annually granted an option to purchase shares of Common Stock at a price equal to the fair market value of the Common Stock on date of grant. As of July 3, 1996, Mr. Rubinstein held options to purchase a total of 108,000 shares of Common Stock pursuant to such grants. Should Mr. Rubinstein choose to exercise all or part of these options, he anticipates that he would use his personal funds.



     Item 4.  Purpose of Transaction.

          No change.

     Item 5.  Interest in securities of the Issuer.

          (a) As of July 3, 1996, Sam Rubinstein beneficially owned 3.0% (332,457 shares) of the outstanding stock of the Issuer, which includes 108,000 shares of Common Stock subject to purchase by Mr. Rubinstein under options currently exercisable and exercisable within 60 days. This percentage is computed based on Mr. Rubinstein's knowledge of the stock records of the Issuer.

          (b) Mr. Rubinstein has the sole voting and investment power with respect to 224,457 shares of Common Stock. Should Mr. Rubinstein exercise his options to purchase Common Stock, he will have the sole voting and investment power with respect to 332,457 shares of Common Stock.

          (c)  No change.

          (d)  No change.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Mr. Rubinstein has no rights as a shareholder with respect to any shares represented by the options until he exercises the option and becomes a recordholder of the underlying shares, and he may not transfer, assign, pledge or hypothecate the options in any manner, other than by the laws of descent and distribution.

     Item 7.  Material to be Filed as Exhibits.

     None.


     Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     July 11, 1996
     ------------------------------
     Date

                                                  /s/ Sam Rubinstein
                                                  ------------------------------
                                                  Signature


                                                  Sam Rubinstein
                                                  ----------------------

                                       5